Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS InteliStaf Holdings, Inc. and Subsidiaries Year Ended December 31, 2005

InteliStaf Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2005

Report of Independent Auditors

Board of Directors and Stockholders

InteliStaf Holdings, Inc.

We have audited the accompanying consolidated balance sheet of InteliStaf Holdings, Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InteliStaf Holdings, Inc. and Subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

January 30, 2006,

except for Note 6 and Note 12, as to which the date is

March 3, 2006

InteliStaf Holdings, Inc. and Subsidiaries
Consolidated Balance Sheet
(In Thousands, Except for Per Share Amounts)
December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$22
Accounts receivable, net of allowance for doubtful accounts of $2,802	39,462
Prepaid expenses and other current assets	2,184
Total current assets	41,668

Property and equipment, net	6,025
Deferred financing costs, net of accumulated amortization of $443	1,242
Intangible assets, net of accumulated amortization of $354	1,746
Goodwill	60,766
Other assets	2,275
Total assets	$113,722

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$6,234
Accrued expenses	23,070
Total current liabilities	29,304

Long-term debt, less current maturities	36,092
Other long-term liabilities	2,918
Total liabilities	68,314

Minority interest	173
Stockholders’ equity:
Common stock
Class A, $0.01 par value, 100,000 shares authorized; 53,530 shares issued	1
Class B, $0.01 par value, 100,000 shares authorized; 64,346 shares issued	–
Class C, nonvoting, $0.01 par value, 50,000 shares authorized; 2,707 shares issued	–
Class D, nonvoting, $0.01 par value, 651 shares authorized and issued	–
Additional paid-in capital	81,747
Accumulated (deficit) earnings	(35,612)
Treasury stock, at cost, 2,070 shares	(901)
Total stockholders’ equity	45,235
Total liabilities and stockholders’ equity	$113,722

See accompanying notes to consolidated financial statements.

InteliStaf Holdings, Inc. and Subsidiaries
Consolidated Statement of Operations
(In Thousands)
Year Ended December 31, 2005

Revenues	$274,215
Cost of services	220,503
Gross profit	53,712

Selling, general, and administrative expenses:
Salaries and employee benefits	37,002
Other administrative	25,108
Depreciation and amortization expense	3,211
Goodwill impairment	23,100
Loss from operations	(34,709)

Minority interest in income of subsidiary	242
Interest expense	5,557
Other income, net	(15)
Loss before income taxes	(40,493)

Provision for income taxes	831
Net loss	$(41,324)

See accompanying notes to consolidated financial statements.

InteliStaf Holdings, Inc. and Subsidiaries
Consolidated Statement of Stockholders’ Equity

Accumulated
		Additional				Other	Total
Common Stock		Paid-In	Retained	Treasury	Notes	Comprehensive	Stockholders’
Shares	Amount	Capital	Earnings	Stock	Receivable	Income (Loss)	Equity
(In Thousands)

Balances at December 31, 2004	121,234	$1	$81,645	$5,712	$(425)	$(436)	$106	$86,603
Stock –based compensation	–	–	102	–	–	–	–	102
Exchange of shareholder notes
receivable for 1,075 shares of
treasury stock	–	–	–	–	(436)	436	–	–
Repurchase of Class C Common
Stock – 100 shares	–	–	–	–	(40)	–	–	(40)
Comprehensive income:
Net loss	–	–	–	(41,324)	–	–	–	(41,324)
Change in fair value of
interest rate swap, net
of tax benefit of $61	–	–	–	–	–	–	(106)	(106)
Comprehensive loss								(41,430)
Balances at December 31, 2005	121,234	$1	$81,747	$(35,612)	$(901)	$–	$–	$45,235

See accompanying notes to consolidated financial statements.

InteliStaf Holdings, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2005

Operating activities
Net loss	$(41,324)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization expense	3,211
Loss on disposal of fixed assets	116
Goodwill impairment	23,100
Stock-based compensation expense	102
Provision (reversal) of losses for bad debts	(236)
Minority interest in income of subsidiary	242
Deferred income taxes	1,942
Changes in operating assets and liabilities:
Accounts receivable	3,817
Prepaid expenses and other current assets	6,226
Other assets, net	(370)
Accounts payable	2,136
Accrued expenses and other liabilities	4,945
Net cash provided by operating activities	3,907

Investing activities
Purchases of property and equipment	(700)
Net cash used in investing activities	(700)

Financing activities
Proceeds from long-term borrowing	24,092
Repayment of long-term debt	(32,056)
Amortization of deferred financing costs	1,512
Payments of deferred financing costs	(1,686)
Purchase of treasury stock	(40)
Dividends paid to holders of minority interest in subsidiary	(381)
Net cash used in financing activities	(8,559)

Decrease in cash and cash equivalents	(5,352)
Cash and cash equivalents, beginning of year	5,374
Cash and cash equivalents, end of year	$22

Supplemental disclosures of cash flow information
Cash paid for interest	$3,096
Cash paid for income taxes	$71

See accompanying notes to consolidated financial statements.

InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005

1. Organization and Operations

InteliStaf Holdings, Inc. (Holdings) and one of its wholly owned subsidiaries, InteliStaf Group, Inc. (Group) (collectively, the Company), were formed on October 27, 2000 (Inception), and acquired certain subsidiaries and businesses of Gentiva Health Services (the Flying Nurses Corporation and Health Services Staffing, Inc., and certain other operations, collectively referred to as Gentiva) and InteliStaf Benefits, Inc., Arjay Services, Inc., and InteliStaf, Inc. (collectively referred to as InteliStaf).

The Company’s operations and markets are conducted in, and consist of, approximately 80 locations throughout the United States. The Company employs qualified medical professionals who provide on-site medical services to the Company’s clients, including contract and per diem nursing services, therapists, pharmacists, and other allied health service professionals.

2. Summary of Significant Accounting Policies

Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, the following: economic conditions facing the staffing industry generally; uncertainties related to the job market and the ability to attract and retain qualified candidates; the ability to manage debt level and interest expense; the ability to achieve and manage growth; the ability to successfully identify suitable acquisition candidates, complete acquisitions, or integrate acquired businesses into operations; the ability to attract and retain qualified personnel; the ability to develop new services; the ability to cross-sell services to existing clients; the ability to enhance and expand existing offices; the ability to open new offices; general economic conditions; and other factors.

Credit risk with respect to accounts receivable is dispersed due to the nature of the business and the large number of customers. No one customer represented greater than 10% of accounts receivable as of December 31, 2005, or 10% of revenues for the year then ended.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and assumptions used in preparing the financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries. InteliStaf of Oklahoma, LLC (Oklahoma) is a subsidiary of InteliStaf with a 32% minority investor. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents

The Company considers cash on deposit with financial institutions and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company generally limits its investments in cash equivalents to money market funds and certificates of deposit.

Property and Equipment

Property and equipment are recorded at cost. Cost includes major expenditures for improvements and replacements that extend useful lives or increase capacity. For financial statement purposes, property and equipment are depreciated using the straight-line method over the following lives:

Leasehold improvements	3 to 10 years
Furniture, fixtures, and equipment	5 to 7 years
Computer software and equipment	3 to 5 years
Computer equipment under capital lease	5 years
Computer software developed for internal use	7 years

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Leasehold improvements are depreciated over the lesser of the useful lives of the assets or the lease term. Amortization of assets under capital leases is included in depreciation expense. Depreciation expense for the year ended December 31, 2005, was $3.0 million.

Impairment of Long-Lived Assets

The Company continually evaluates the propriety of the carrying amount of long-lived assets, excluding goodwill, as well as the related depreciation or amortization periods to determine whether current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. If indicators of impairment are present, the Company projects the undiscounted cash flows over the remaining useful lives of the long-lived assets.

The projections are based on the historical trend line of actual results since the commencement of operations and adjusted for expected changes in operating results. To the extent such projections indicate that the undiscounted cash flows are not expected to be adequate to recover the carrying amounts of long-lived assets, such carrying amounts will be written down by charges to expense in amounts equal to the excess of the carrying amount of the related assets over their estimated fair value. Estimated fair values are based on discounted cash flows. The Company recorded no impairment charges during the year ended December 31, 2005.

Intangible Assets

Year Ended December 31, 2005
(In Thousands)

Customer lists	$2,100
Less accumulated amortization	(354)
Net other intangible assets	$1,746

In conjunction with the acquisition of StarMed, the Company acquired strategic customers and the related revenue. The Company is amortizing these intangible assets over a period of 9 to 15 years based on the expected customer attrition rate.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Amortization expense for intangible assets for the year ended December 31, 2005, was $0.2 million. The Company anticipates amortization of intangible assets to be as follows for the years ended December 31: 2006 – $0.2 million; 2007 – $0.2 million; 2008 – $0.2 million; 2009 – $0.2 million; 2010 – $0.2 million; and thereafter – $0.8 million.

Goodwill

Goodwill represents the costs of acquired businesses in excess of net identifiable tangible and intangible assets. At December 31, 2005, the Company’s goodwill, net of amortization and impairment, consisted of $60.8 million, arising primarily from its acquisitions of Gentiva, InteliStaf, StarMed Health Personnel, Inc., and StarMed Management, Inc.

In accordance with the provisions of Statement No. 142, Goodwill and Other Intangible Assets, the Company performs an annual test of impairment for goodwill and other indefinite-lived intangible assets. The impairment analysis is performed more frequently if events or changes in circumstances indicate that the carrying amount of such assets may exceed fair value.

Because the acquired businesses have been incorporated into the Company’s core business and share economic characteristics, the Company determined that only one reporting unit existed for purposes of applying SFAS No. 142. Accordingly, the Company measures the fair value of its one reporting unit and compares the estimate of fair value to the net book value of the reporting unit.

The Company performed its annual test of impairment of its goodwill and other intangible assets as of October 1, 2005, and determined that the Company’s carrying value of its assets exceeded their fair value. For the year ended December 31, 2005, the Company recorded an impairment charge to goodwill of $23.1 million. The fair value was estimated using the expected present value of future cash flows based on the earnings forecast for the next ten years. The Company’s fair value was negatively impacted by lower than expected earnings in 2005 due to the loss of market share and limited market growth. At December 31, 2005, the Company believes that no further impairment exists with respect to goodwill.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

A summary of changes in the Company’s goodwill during 2005 is as follows:

(In Thousands)

Balance at December 31, 2004	$83,866
Impairment loss	(23,100)
Balance as of December 31, 2005	$60,766

Deferred Financing Costs

Deferred financing costs represent costs incurred to obtain financings or amendments thereto and are amortized over the related terms of the borrowings (see Note 6).

Accrued Expenses

Accrued expenses consist of the following:

Year Ended December 31, 2005
(In Thousands)

Salaries, wages, and payroll taxes	$7,649
Insurance reserves	8,678
Subcontracted labor	2,601
Interest and other accrued liabilities	4,142
$23,070

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Insurance

The Company insures certain risks related to workers’ compensation, medical claims, and professional and general liability insurance under deductible programs. The reserve amounts are based upon coverage pricing information and historical loss development trends provided by insurance companies, estimated reserves on pending claims, and estimates of incurred but not reported claims based on historical experience. Such reserve amounts are only estimates, and there can be no assurance that the Company’s future obligations will not exceed the amount of its reserves. However, management believes that any differences between the amounts recorded for its estimated liability and the costs of settling the actual claims will not be material to its financial position, results of operations, or cash flows. The Company considers its insurance coverage a transfer of risk to its insurance providers when estimated losses exceed its deductibles specific to the individual programs. The Company’s estimated reserves are recorded net of estimated payments by the Company’s insurance carriers.

Stock Option Plan

The Company has a stock option plan that is accounted for under the “intrinsic value method” and the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees.

In accordance with APB No. 25, pro forma information regarding net income is required and is determined as if the Company had accounted for its stock option plan under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation. The fair value of the stock options is estimated on the date of grant, using the “minimum value method,” which determines the excess of the fair value of the stock over the present value on the grant date using a risk-free rate over the expected exercise life of the options. For purposes of pro forma disclosure, the estimated fair value of options is amortized to expense over the options’ vesting periods.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following illustrates the pro forma effect on net income if the Company had applied the fair value recognition under SFAS No. 123 for stock options granted under its stock option plan:

Year Ended December 31, 2005
(In Thousands)

Net loss – as reported	$(41,324)
Add stock-based employee compensation expense included in reported net loss, net of tax	63
Deduct stock option expense determined under the fair value method, net of tax	(64)
Net loss – pro forma	$(41,325)

The Company used the following assumptions in estimating the fair value of stock options in 2005: risk-free interest rate – 3%; weighted-average expected life of options – 5 years.

In accordance with APB No. 25, the Company recognizes employee compensation expenses over the vesting period associated with the options for all options granted. The Company determines the expense to be recognized based on the estimated market value on the grant date compared to the exercise price of the options (see Note 7).

Advertising Costs

The Company expenses advertising costs as incurred. For the year ended December 31, 2005, the Company incurred advertising expenses of approximately $1.7 million.

Revenue Recognition and Accounts Receivable

The Company recognizes revenues when services are provided to customers based on records of time worked and contractual terms. Accounts receivable are recorded based on billing rates in effect at the time service is rendered, or contractual terms, and amounts billed are expected to be collected within the Company’s stated payment terms. Allowances are established based on the age of accounts receivable or when information becomes available to management that may indicate amounts may not be collectible. The Company generally does not require any collateral from its customers but conducts credit checks on all new customers.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Based upon the provisions of SFAS No. 109, Accounting for Income Taxes, the Company provides for income taxes using the asset and liability method for recognition of deferred tax consequences of temporary differences, net operating losses, and tax credits by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Comprehensive Income (Loss)

Net income (loss) and changes in the fair value of the interest rate swap are the only components of comprehensive income (loss).

Fair Value of Financial Instruments

Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate their fair values as of the balance sheet date given the relatively short maturity of these instruments. The fair values of long-term debt instruments have been estimated by discounting future cash flows based on the current interest rate environment and remaining term to maturity. The carrying amount of long-term debt approximates the fair value due to most of the Company’s debt incurring interest at variable rates based on changes in market conditions.

Derivative Financial Instruments

The Company previously hedged certain interest rate risk by entering into interest rate swap agreements and has accounted for these derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities. The interest rate swap agreement ended on January 3, 2005.

Under the terms of the swap, the Company paid interest on the notional amount at a fixed rate of 2.69% and received interest on the notional amount at three-month LIBOR. The Company terminated the swap in connection with the refinancing of its existing indebtedness and recognized a pretax gain of $145,000 in 2005.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.   Statement 123(R) must be adopted no later than January 1, 2006.  The Company will adopt Statement 123(R) on January 1, 2006, using the modified-prospective method.  Accordingly, the adoption of Statement 123(R)’s fair value method will have an impact on the Company’s results of operations although it will have no overall impact on the Company’s financial position.  The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, based upon the current share-based payments, the impact is not expected to be material.

3. Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is as follows:

Year Ended December 31, 2005
(In Thousands)

Balance at beginning of year	$4,314
Provision for (reduction of) bad debts	(236)
Charge-offs, net of recoveries	(1,276)
Balance at end of year	$2,802

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Related-Party Transactions

Affiliated Entities

Two members of the Board of Directors have ownership interests in a healthcare entity, Care IV, which receives administrative services from the Company. The Company charges monthly fees for various payroll and accounting functions provided to the affiliated entity, which amounted to $0.2 million for the year ended December 31, 2005. Additionally, the Company has made other expense payments on behalf of this entity, which are reimbursable. As of December 31, 2005, the Company was owed approximately $40,000 from this entity.

Leases

In connection with the Company’s acquisition of InteliStaf, the Company assumed an office lease agreement with Arjay Properties. There are two members of the Board of Directors who have ownership interests in Arjay Properties. The lease term is ten years and requires monthly lease payments of approximately $11,000 through September 2010. Included in other administrative expenses is approximately $140,000 of lease expense for the year ended December 31, 2005. See Note 9 for further discussion of lease commitments.

Notes Receivable From Stockholders

The Company has issued stock to certain officers and key employees in exchange for notes receivable from the officers and employees. In 2005, the Company repurchased 1,075 shares of Class C common stock from the stockholders at $522 per share in exchange for notes totaling $436,000 and the forgiveness of interest due on the notes in the amount of $126,000.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Property and Equipment

Property and equipment consist of the following:

December 31, 2005
(In Thousands)

Leasehold improvements	$1,389
Furniture, fixtures, and equipment	2,734
Computer software and equipment	6,985
Computer software developed for internal use	3,225
14,333
Less accumulated depreciation	(8,308)
$6,025

6. Long-Term Debt

In February 2005, the Company entered into a $50.0 million revolving asset-based credit facility under which the Company can borrow up to 85% of its eligible trade accounts receivable. This debt is nonamortizing and bears interest at LIBOR plus 250 basis points and matures in April of 2008. As of December 31, 2005, the Company borrowed approximately $11.1 million under the facility. The Company also entered into a $15.0 million second lien credit facility, and $13.0 million was borrowed as of December 31, 2005. This debt is nonamortizing and bears interest at LIBOR plus 800 basis points and matures in July of 2008. All of the Company’s assets were pledged as collateral under the debt agreements. These credit facilities contain covenants related to maintenance of certain financial ratios, including a fixed charge ratio, a total leverage ratio, and minimum EBITDA requirements. The credit facilities also place certain limitations on the amount of annual capital expenditures.

The Company is also obligated under a Senior Subordinated Loan Agreement (the Subordinated Loan Agreement) of $12.0 million. The Subordinated Loan Agreement requires compliance with certain financial ratios, including fixed charge ratios, total leverage ratios, senior leverage ratios, and total interest coverage ratios, as well as other operational covenants.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Long-Term Debt (continued)

As of December 31, 2005, the repayment terms of the new credit facilities entered into in 2005 are as follows:

Year	Amount
(In Thousands)

2006 – 2007	$–
2008	36,092
$36,092

At certain quarterly measurement dates in 2005 and as of December 31, 2005, the Company was not in compliance with the fixed charge ratio, the total leverage ratio, and the minimum EBITDA requirements in the current revolving asset-based credit facility, the second lien credit facility, and the Subordinated Loan Agreement. In December 2005, borrowings available under the revolving asset-based credit facility were further reduced by a bank imposed $3.0 million reserve.

On March 3, 2006, the Company’s Lenders amended the existing credit agreements by waiving the 2005 covenant violations, and amended the covenants for the remainder of 2006 and the term of the agreements. Under the amended Credit Agreements with its lenders, the Company must comply with an EBITDA covenant which is measured monthly. Under the amended Credit Agreement related to the revolving asset based credit facility, which has the most stringent EBITDA covenant, the Company must accumulate up to $6 million in EBITDA for the year ending December 31, 2006. In addition, the Company is subject to a maximum capital expenditure limit of $1,250,000 for the year ending December 31, 2006. The Company’s aggregate available borrowings under the Credit Agreement were reduced from $50 million to $35 million. However, the $3.0 million reserve limitation on available borrowings was released as a result of the amendment.

Concurrent with the ratification of the amendment of the existing agreements, one of the Company’s Shareholders entered into an agreement with the revolving asset-based credit facility lender in which the Shareholder has guaranteed the repayment of up to $3.0 million, as defined, of the Company’s borrowings. The guaranty will terminate effective January 1, 2008.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Long-Term Debt (continued)

On March 3, 2006, the Company also received a capital contribution of $3.75 million from certain shareholders in exchange for the issuance of 7,500 shares of Series E common stock. The proceeds of the capital contribution will be used to pay for costs associated with the establishment of the aforementioned agreements, as well as for the payment of interest in arrears to the subordinated debt holders. The remainder will be used for working capital purposes. Management believes it will be in compliance with the amended covenants and all other covenants throughout 2006. Accordingly, amounts payable under the agreements are classified based on the repayment terms stated in the agreements.

Prior to February 2005, the Company’s Credit Agreement provided for three term loans – $19.0 million each for Term A and Term B and $10.0 million for Term C – and a Revolving Credit Facility (Revolver) of $25.0 million. Interest on borrowings outstanding under the Credit Agreement accrued at rates which varied based on LIBOR and the Company’s Interest Margin, as defined by the Credit Agreement. Under the new credit facilities, the exiting term notes A, B, and C were repaid in the amount of approximately $32.0 million while the existing $12.0 million of subordinated notes remained outstanding.

Long-term debt consists of the following:

December 31, 2005
(In Thousands)
Term notes payable in quarterly payments of interest at LIBOR plus 8.0% (12.6% as of December 31, 2005) through July 2008, when all outstanding principal and interest are due	$13,000
Revolving note payable in monthly payments of interest at 8.0% through April 2008, when all outstanding principal and interest are due	11,092
Subordinated notes payable in semiannual payments of interest at 12.5% (14.5% as of December 31, 2005, on overdue balance) through October 2008, when all outstanding principal and interest are due	12,000
$36,092

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7. Stockholders’ Equity

The Company is authorized to issue 500,000 shares of common stock, including 100,000 shares which are designated as Class A common stock, 100,000 shares which are designated as Class B common stock, 50,000 shares which are designated as Class C common stock, and 651 shares which are designated as Class D common stock. The remaining authorized common stock has not been designated by the Company as of December 31, 2005.

The holders of Class A common stock rank senior to the holders of Class B, Class C, and Class D common stock upon liquidation. The holders of Class B common stock rank senior to the holders of Class C and Class D common stock upon liquidation. The holders of Class A and Class B common stock have full voting rights and powers equal to the voting rights and powers of each other holder of Class A and Class B common stock. The Class C and Class D common stock is nonvoting.

Holders of Class A common stock are entitled to an 8% cumulative preferred return that is only realized upon liquidation. No accrual for any possible obligation associated with this condition is included in the consolidated financial statements.

Prior to 2005, the Company granted options to purchase Class C common stock to various managerial employees under a stock option plan. The options issued under the plan were considered incentive options. The first 50% of the options were service-based and vested on December 31 of each year in 10% increments over the first five years the options are outstanding. The remaining 50% were performance-based and vested in 10% increments over the first five years the options were outstanding when financial performance targets were met for each year or on a cumulative basis. Any unvested performance options were to vest ten years after grant date if the option holder was still employed by the Company.

In 2004, the Company granted options to purchase Class C common stock at an exercise price of $750 per share to various managerial employees under a stock option plan. In 2004, the estimated market value of a share of Class C common stock was determined to be $1,255 per share based on the value assigned to the shares issued in the purchase of StarMed. Accordingly, compensation expense is being recognized over the vesting period for the difference between the estimated market value and exercise price of the options.

In 2005, the Company granted additional stock options to purchase Class C common stock to various managerial employees under the stock option plan. The stock options were granted at the estimated market value of a share of Class C common stock. Accordingly, no compensation expense is being recognized for the options granted in 2005.

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7. Stockholders’ Equity (continued)

The options issued under the plan are considered service based incentive options and vest in 25% increments over the first four years the options are outstanding.

A summary of the Company’s stock option activity and related information is as follows:

Year Ended December 31, 2005

Outstanding options, beginning of year	$5,532
Granted	640
Exercised	–
Forfeited	(4,237)
Outstanding options, end of year	$1,935

Exercisable options, end of year	$1,136

Weighted-average exercise price	$543

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

Significant components of the Company’s deferred tax assets and liabilities are as follows:

Year Ended December 31, 2005
(In Thousands)
Deferred tax assets:
Federal NOL carryforwards	$4,903
Goodwill amortization on indefinite-lived assets	1,523
Accrued expenses	4,616
Allowance for doubtful accounts	799
Amortization of noncompete agreement	1,168
State net operating loss carryforwards	226
Other	362
13,597
Less valuation allowance for deferred tax assets	(12,483)
Total deferred tax assets	1,114

Deferred tax liabilities:
Amortization, depreciation, and basis differences for property and equipment and other long-lived assets	1,077
Other	37
Total deferred tax liabilities	1,114
Net deferred tax assets	$–

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InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

In assessing the carrying value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance has been established in 2005 for federal and state purposes due to the uncertainty of realizing the full benefit of the net operating loss carryforwards.

The provision (benefit) for income taxes consists of the following:

Year Ended December 31, 2005
(In Thousands)
Current:
Federal	$(664)
State	(447)
(1,111)
Deferred:
Federal	1,837
State	105
1,942
$831

A reconciliation between the effective tax rate as computed on income from continuing operations and the statutory federal income tax rate is as follows:

Year Ended December 31, 2005
(In Thousands)

Income tax (benefit) at the statutory federal rate	$(13,767)
State income taxes (benefit), net of federal	(541)
Nondeductible expenses, including goodwill	3,256
Change in tax reserves	(302)
Change in valuation allowance	12,185
Total income tax expense (benefit)	$831
Effective tax rate	(2.06% )

22

InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies

The Company has entered into or assumed operating leases for administrative office space. Total rent expense under these leases for the year ended December 31, 2005, was approximately $3.9 million including amounts paid to Arjay Properties (see Note 4). Future minimum lease payments under scheduled capital and operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Operating Leases
(In Thousands)

2006	$3,233
2007	2,651
2008	1,817
2009	1,356
2010	1,144
Thereafter	3,230
Total minimum payments	$13,431

The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of facts and, in certain cases, opinions of outside counsel, management believes the resolution of these claims and pending litigation will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

10. Employee Benefit Plans

The Company has a nonqualified, defined-contribution plan for its highly compensated employees and matches employee contributions to the plan at the rate of 50% of the first 6% of pretax salary contributed, up to 6% of salary. The Company’s contribution to the plan for the year ended December 31, 2005, was approximately $124,000.

23

InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10 Employee Benefit Plans (continued)

In addition to the nonqualified plan, the Company has a defined-contribution, profit-sharing plan for its employees. Participation in the plan is voluntary and is open to employees of the Company immediately upon hire. Upon completion of one year of service, employees are eligible for Company matches of contributions. The Company makes quarterly matches of administrative employee contributions to the plan at the rate of 50% of the first 6% of before-tax salary contributed, up to 6% of salary. The Company makes annual matches of field associate employee contributions to the plan at the rate of 30% of the first 10% of before-tax salary contributed, up to 6% of salary. The Company’s contribution to the plan for the year ended December 31, 2005, was approximately $404,000.

11. Insurance Reserves

The Company maintains insurance reserves for certain workers’ compensation claims and is regulated by various state-administered workers’ compensation insurance commissions. Included in cost of services and selling, general, and administrative expenses are provisions for workers’ compensation totaling approximately $6.9 million for the year ended December 31, 2005. The Company has insurance coverage that limits its exposure on individual claims.

The Company also maintains insurance reserves for certain claims associated with its employee medical plan. Included in cost of services and selling, general, and administrative expenses are provisions related to the employee medical plan totaling approximately $2.8 million for the year ended December 31, 2005. The Company has insurance coverage which limits its exposure on individual claims.

The Company also maintains insurance reserves for certain claims associated with its professional and general malpractice liability exposure. Included in cost of services and selling, general, and administrative expenses are provisions totaling approximately $3.3 million for the year ended December 31, 2005. The Company has insurance coverage which limits its exposure on individual claims and aggregate claims.

24

InteliStaf Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12. Subsequent Events

In February 2006, the Company authorized 10,000 shares of Class E common stock and 15,000 shares of Class F common stock. Class E and Class F common stocks are entitled to an 8% cumulative preferred return that is only realized upon liquidation. The holders of Class E and Class F common stock have full voting rights and powers equal to the voting rights and powers of each other holder of Class A, Class B, Class E, and Class F common stock. On March 3, 2006, the Company issued 7,500 shares of Class E common stock in exchange for $3.75 million.

On March 3, 2006, RehabCare Group, Inc. (RehabCare), the holder of 31,227 shares of Class B common stock and 637 shares of Class C common stock, notified the Company that RehabCare irrevocably abandoned, relinquished, and surrendered all of its rights, title, and interest (contingent or otherwise) in the Class B and Class C common stock of the Company (whether past, current, or future) for zero consideration. Also on March 3, 2006, the Company received a letter from John H. Short notifying the Company of his immediate resignation from the Company’s Board of Directors.

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